United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation

1. Name of Registrant:

Delta Air Lines, Inc.

2. Name of person relying on exemption:

International Association of Machinists and Aerospace Workers

3. Address of person relying on Exemption:

9000 Machinists Place
Upper Marlboro, MD 20772

4. Written Materials:

Attached are written materials, consisting of a letter to certain shareholders of Delta Air Lines, Inc., submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934.

May 29, 2008

Dear Delta Air Lines, Inc. Shareholder:

On behalf of the International Association of Machinists and Aerospace Workers (IAMAW), I am writing to voice my concern about the proposed merger between Delta Air Lines, Inc. (Delta) and Northwest Airlines Corp. (Northwest) . The IAMAW is on record as opposing this merger.

In addition to my concern with the treatment of employees in the proposed merger, I also believe that this transaction destroys shareholder value by combining two vastly different entities with few expected synergies. The checkered history of airline mergers since deregulation has shown us that they inevitably result in disgruntled customers, turmoil within the workforce, and diminished returns.

The proposed transaction would have a huge financial impact on the combined airline resulting in massive liabilities that could have a significant drag on the combined entity’s future performance. Both Delta and Northwest emerged from bankruptcy protection in 2007 with restructured debt. Now, the airlines are proposing to take on new, vastly larger debt obligations. Among the financial hurdles that the combined airline would face is a crushing long-term debt burden of $15 billion.1  Additionally, the proposed merged company would have a serious lack of liquidity with a working capital deficiency of $1.03 billion.2  Moreover, pension deficits would amount to an unfunded pension liability of over $7 billion.3

With all these financial obstacles, the managements of both airlines have proposed very few synergies resulting from this combination. The proposed merger would provide minimal cost savings compared with the magnitude of the transaction. For example, management has publicly promised that there would be no hub closures and no reduction in capacity planned, resulting in costly duplication of route networks and other operational processes. Also, the combined fleets would feature 19 different aircraft versions,4  significantly increasing operational challenges with such a mixed fleet.

1 Delta Air Lines and Northwest Airlines 10-Q filings for the quarter ended March 31, 2008, Securities and Exchange Commission.
2 Delta Air Lines and Northwest Airlines 10-Q filings for the quarter ended March 31, 2008, Securities and Exchange Commission.
3 Delta Air Lines and Northwest Airlines Form 5500 filings with the Department of Labor, April 2007 and July 2007, respectively.
4 Updated fleet listings per www.airfleets.net.

The stock market has demonstrated dissatisfaction with the proposed merger. Delta stock has lost 45% of its value since the merger was announced, based on the May 21st closing stock price. On the same day, Delta stock hit its lowest price since emerging from bankruptcy, $5.69 per share. Delta’s 52 week high was $21.80.

Northwest stock has similarly experienced a fast decline, losing 44% of its value since the merger announcement, based on the May 21st closing price. On the same day, Northwest stock hit its lowest price since emerging from bankruptcy, $6.26 per share. Northwest’s 52 week high was $26.50.

The proposed merger would create huge operational integration obstacles and require upwards of $1 billion in implementation costs.5  Any positive synergies are often destroyed by integration problems such as information technology and labor relations issues. Management would be forced to shift its focus from running an airline to merger integration, thus damaging shareholder value. Three years after its merger with America West was announced, US Airways is still not fully integrated, with much internal strife remaining and no end to its pilots’ dispute in sight.

To date, Delta and Northwest have failed to provide shareholders with a convincing argument that consolidation would increase shareholder value. For this reason, as well as for the concerns I have mentioned above, I urge shareholders of Delta and Northwest to protect their interests and speak out to oppose this proposed merger.

Sincerely,

R. Thomas Buffenbarger
International President
International Association of Machinists and Aerospace Workers

This is not a proxy solicitation and no proxy cards will be accepted.

5“NWA Merger Agreement Keeps Delta in Atlanta.” Atlanta Journal-Constitution, April 15, 2008.